February 28, 2013

Suzanne Hayes,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Artisan Partners Asset Management Inc. — Registration Statement on

Form S-1 (File No. 333-184686)

Dear Ms. Hayes:

On behalf of our client, Artisan Partners Asset Management Inc. (the “Company”), we enclose herewith revised versions of the “Dilution” and “Pro Forma” sections of the Company’s Registration Statement on Form S-1 marked to reflect changes from the Company’s Amendment No. 4 to the Registration Statement filed on February 25, 2013.

Please direct any questions or comments with respect to these materials to me at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com).

Very truly yours,

Catherine M. Clarkin

(Enclosure)

cc:	Jeanne Baker

Aslynn Hogue

Sasha Pechenik

Michael Seaman

(Securities and Exchange Commission)

Janet D. Olsen

(Artisan Partners Asset Management Inc.)

Mark J. Menting

Sam B. Sellers

Meredith L. Lazarus

(Sullivan & Cromwell LLP)

Dilution

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma, as adjusted net tangible book value (deficit) per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value (deficit) per share attributable to the existing equity holders. Net tangible book value represents the amount of total tangible assets less total liabilities.

Pro forma, as adjusted net tangible book value (deficit) represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization transactions and the distribution by Artisan Partners Holdings to its pre-offering partners of its retained profits as of the date of the closing of this offering. Pro forma, as adjusted net tangible book value (deficit) per share represents pro forma, as adjusted net tangible book value (deficit) divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization transactions and assuming that (1) the holders of common units of Artisan Partners Holdings have exchanged all of their units for shares of our Class A common stock on a one-for-one basis and we have benefited from the resulting increase in tax basis, (2) the holders of preferred units of Artisan Partners Holdings have exchanged all of their units for shares of our convertible preferred stock on a one-for-one basis and we have benefited from the resulting increase in tax basis and (3) the holders of all shares of our convertible preferred stock have converted all of their shares into Class A common stock on a one-for-one basis.

After giving effect to the sale of 11,491,541 shares of Class A common stock that we are offering at an assumed initial public offering price of $28.00 per share (the midpoint of the price range set forth on the cover of this prospectus), the deduction of assumed underwriting discounts and estimated offering expenses payable by us and the use of the estimated net proceeds as described under “Use of Proceeds” and assuming the full exchange of units and conversion of convertible preferred stock described above, our pro forma, as adjusted net tangible book value (deficit) at December 31, 2012 would have been $(2.0) million, or $(0.03) per share of Class A common stock.

The following table illustrates the immediate increase in pro forma net tangible book value (deficit) of $1.79 per share for existing equity holders and the immediate dilution of $28.03 per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Assumed initial public offering price per share		$28.00
Pro forma, as adjusted net tangible book value (deficit) per share as of December 31, 2012	$(1.82)
Increase in pro forma, as adjusted net tangible book value (deficit) per share attributable to new investors	$1.79
Pro forma, as adjusted net tangible book value (deficit) per share after this offering		$(0.03)
Dilution in pro forma, as adjusted net tangible book value (deficit) per share to new investors		$28.03

The following table sets forth, on the same pro forma basis, as of December 31, 2012, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing equity holders and by the new investors, assuming that (1) the holders of common units of Artisan Partners Holdings have exchanged all of their units for shares of our Class A common stock on a one-for-one basis and we have benefited from the resulting increase in tax basis, (2) the holders of preferred units of Artisan Partners Holdings have exchanged all of their units for shares of our convertible preferred stock on a one-for-one basis and we have benefited from the resulting increase in tax basis and (3) the holders of all shares of our convertible preferred stock have converted all of their shares into Class A common stock on a one-for-one basis, before deducting estimated underwriting discounts payable by us:

	Shares Purchased	Total Consideration(1)		Average Price per Share
Number	Percent	Amount	Percent
Existing equity holders	83.3%	$ —	—	$ —
New investors	16.7%	$321.8	100%	$28.00
Total	100%	$321.8	100%	$28.00
(1)	Total consideration paid by existing equity holders has been set to zero, as our net tangible book value prior to this offering was a deficit.

We intend to grant equity awards with respect to 17,855 shares of our Class A common stock, which will vest immediately, to our non-employee directors. These awards will decrease our pro forma net tangible book value per share and increase the dilution to new investors in this offering by an immaterial amount.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full:

•	the total consideration paid by new investors will be $370.0 million;
•

the pro forma percentage of shares of our Class A common stock held by existing equity holders will decrease to approximately 81% of the total number of pro forma shares of our Class A common stock outstanding after this offering; and

•

the pro forma number of shares of our Class A common stock held by new investors will increase to approximately 19% of the total pro forma shares of our Class A common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, pro forma, as adjusted net tangible book value would be approximately $0.61 per share, representing an increase to existing equity holders of approximately $2.39 per share, and there would be an immediate dilution of approximately $27.39 per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $28.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), would increase (decrease) total consideration paid by new investors in this offering and by all investors by $11.5 million and would increase (decrease) pro forma, as adjusted net tangible book value (deficit) per share by $0.16, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts payable by us in connection with this offering.

Unaudited Pro Forma Consolidated Financial Information

The following unaudited pro forma consolidated financial statements present the consolidated statements of operations and financial position of Artisan Partners Asset Management and subsidiaries, assuming that all of the transactions described below had been completed as of: (i) January 1, 2012 with respect to the unaudited pro forma consolidated statements of operations and (ii) December 31, 2012 with respect to the unaudited pro forma consolidated statement of financial position. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions.

The pro forma adjustments principally give effect to the following transactions:

•	the reorganization transactions described in “Our Structure and Reorganization”;
•	the grant of 17,855 restricted stock units to our non-employee directors in connection with this offering, all of which will vest immediately;
•	the cash incentive compensation payments aggregating approximately $56.8 million to certain of our portfolio managers, which will be made prior to the consummation of the offering out of cash on hand;
•

an initial distribution of $100.9 million of Artisan Partners Holdings’ retained earnings to its pre-offering partners (inclusive of a $60.9 million distribution paid in January 2013), which will be made prior to the consummation of the offering out of cash on hand; and

•

the sale of 11,491,541 shares of our Class A common stock by us in this offering at an assumed initial public offering price of $28.00 per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of $90.0 million of the net proceeds to repay all of the then-outstanding principal amount of any loans under our revolving credit agreement, approximately $67.1 million of the net proceeds to purchase an aggregate of 2,562,970 Class A common units (and cancellation of the corresponding shares of Class C common stock) from certain of the Class A limited partners, and approximately $61.3 million of the net proceeds to make a second distribution of retained profits.

The unaudited pro forma consolidated financial information reflects the manner in which we will account for these transactions. Specifically, we will account for the reorganization transactions by which Artisan Partners Asset Management will become the general partner of Artisan Partners Holdings as a transaction between entities under common control pursuant to ASC 805. Accordingly, after the reorganization, Artisan Partners Asset Management will reflect the assets and liabilities of Artisan Partners Holdings at their carryover basis. We will account for the H&F Corp Merger as an exchange of equity investment of equal value, and the convertible preferred stock, as well as the preferred units of Artisan Partners Holdings, as permanent equity. We will account for the CVRs as derivative liabilities under ASC 815.

We have not made any pro forma adjustments to our general and administrative expense, or any of our other expense items, relating to reporting, compliance or investor relations costs, or other incremental costs that we may incur as a public company, including costs relating to compliance with Section 404 of Sarbanes-Oxley.

Future exchanges of common or preferred units of Artisan Partners Holdings for shares of our Class A common stock or convertible preferred stock pursuant to the exchange agreement will be recorded at existing carrying value. Those exchanges will generate deferred tax assets and liabilities relating to our tax receivable agreements as discussed in footnote (b) to the Notes to Unaudited Pro Forma Consolidated Statements of Financial Condition as of December 31, 2012.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our statement of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our statement of operations or financial position had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the statement of operations or financial position for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

	Artisan Partners Holdings Historical	Reorganiza- tion and Other Pro Forma Adjustments	As Adjusted Before Offering	Offering	Artisan Partners Asset Management Pro Forma
	(dollars in millions, except per share amounts)
Revenues
Management fees
Artisan Funds & Artisan Global Funds	$336.2	$—	$336.2	$—	$336.2
Separate accounts	167.8	—	167.8	—	167.8
Performance fees	1.6	—	1.6	—	1.6

Total revenues	505.6	—	505.6	—	505.6

Operating expenses
Compensation and benefits
Salaries, incentive compensation and benefits	227.3	—	227.3	—	227.3
Distributions on Class B liability awards	54.1	(54.1)(a)	—	—	—
Change in value of Class B liability awards	101.7	(101.7)(a)	—	—	—
Reorganization related compensation	—	77.0(b)	77.0	0.5(c)	77.5

Total compensation and benefits	383.1	(78.8)	304.3	0.5	304.8
Distribution and marketing	29.0	—	29.0	—	29.0
Occupancy	9.3	—	9.3	—	9.3
Communication and technology	13.2	—	13.2	—	13.2
General and administrative	23.9	—	23.9	—	23.9

Total operating expenses	458.5	(78.8)	379.7	0.5	380.2

Operating income	47.1	78.8	125.9	(0.5)	125.4
Non-operating income (loss)
Interest expense	(11.4)	(2.1)(d)	(13.5)	1.8(d)	(11.7)
Net gain (loss) of consolidated investment products	8.8	—	8.8	—	8.8
Loss on debt extinguishment	(0.8)	0.8(d)	—	—	—
Other income	(0.1)	0.8(d)	0.7	—	0.7

Total non-operating income (loss)	(3.5)	(0.5)	(4.0)	1.8	(2.2)

Income before income taxes	43.6	78.3	121.9	1.3	123.2
Provision for income taxes	1.0	3.0(e)	4.0	10.9(e)	14.9

Income from continuing operations before nonrecurring charges directly attributable to the transaction	42.6	75.3	117.9	(9.6)	108.3
Less: Net income attributable to noncontrolling interests	8.8	108.3(f)	117.1	(16.8)(f)	100.3

Net income (loss) attributable to Artisan Partners Asset Management before nonrecurring charges directly attributable to the transaction(h)	$33.8	$(33.0)	$0.8	$7.2	$8.0

Net loss per basic and diluted general partner and
Class A common unit before nonrecurring charges directly attributable to the transaction(h)(1)	$(0.71)

Weighted average basic and diluted general partner and Class A common units outstanding(1)	26,945,480

Basic and diluted net income per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transaction(h)					$0.57(g)
Shares used in basic and diluted net income per share					11,509,396(g)

(1) Effective July 15, 2012, Artisan Partners Holdings reclassified its general partnership interests and Class A, Class B and Class C limited partnership interests as general partnership units, Class A and Class B common units and preferred units, respectively. The computation of earnings per share considers the operating activity and outstanding units from July 15, 2012 through December 31, 2012.

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2012

(a) Under the existing Class B grant agreements, Artisan Partners Holdings is required to redeem all of its Class B common units upon the termination of employment of the holders of Class B common units. Historically Artisan Partners Holdings recorded the Class B limited partnership interests as a liability and recognized compensation expense for distributions on the awards and for the change in the value of the awards, even after the awards were fully vested. As part of the reorganization transactions, we will make distributions to our pre-offering partners in the aggregate amount of approximately $162.2 million (inclusive of a $60.9 million distribution paid in January 2013), of which approximately $64.1 million will be paid to our Class B limited partners and will be recorded as expense. Also as part of the reorganization transactions, we will amend the Class B grant agreements to eliminate the cash redemption feature. Accordingly, we will no longer record as compensation expense distributions to the Class B limited partners, or redemptions or changes in the value of Class B common units.

(b) As discussed in footnote (a) above, the Class B grant agreements will be amended to eliminate the cash redemption feature as part of the reorganization transactions. As a result, liability award accounting will no longer apply with respect to the Class B common units. We will record compensation expense for the fair value of the unvested awards of Class B common units as of the close of the reorganization transactions over the remaining vesting period. This pro forma adjustment represents the compensation expense that would be recorded related to these awards if the reorganization transactions had occurred on January 1, 2012. As of January 1, 2012, the total value of unvested Class B common units would have been $309.9 million, assuming an initial public offering price of $28.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus). The $77.0 million of expense that would have been recognized in 2012 is based upon the unvested balance of Class B awards as of January 1, 2012 of $309.9 million, which is amortized over the remaining vesting period for each award.

Assuming an initial public offering price of $28.00 per share of Class A common stock (the midpoint of the price range set forth on the cover of the prospectus), the total value of unvested Class B common units as of the date of closing of this offering will be $213.5 million. As a result of the vesting requirements associated with the awards having a recurring effect, we will recognize the following recurring non-cash compensation charges from the closing date of this transaction through 2017:

(in millions)
2013 (partial year, from close of this offering)	$70.9
2014	$60.9
2015	$40.3
2016	$27.8
2017	$13.6

Total	$213.5

As part of the reorganization transactions, we will also recognize a one-time expense as a result of the amendment of these awards based on the difference between the carrying value of the liability associated with the vested Class B common units immediately prior to the offering and the value based on the offering price per share of Class A common stock. Assuming an initial public offering price of $28.00 per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), the amount of this one-time charge would be $272.1 million as of December 31, 2012 ($280.4 million at the close of the offering). We have not included the impact of this charge in the pro forma consolidated statement of operations because the adjustment only occurs in the year of the offering and not thereafter.

(c) We will grant to our non-employee directors an annual award of restricted stock units aggregating $0.5 million each year. The first annual award totaling $0.5 million will be made in connection with this offering and each subsequent award aggregating $0.5 million will be made at the beginning of each fiscal year. Assuming an initial public offering price of $28.00 per share of our Class A common stock (the midpoint of the price set forth on the cover of this prospectus), we will grant 17,855 restricted stock units, all of which will vest immediately. This adjustment represents the increase in compensation expense associated with the restricted stock units that will be awarded each year.

(d) As they relate to the reorganization, these pro forma adjustments represent the full year impact of the increase in interest expense associated with the issuance of $200 million in unsecured notes and the execution of a $100 million five-year revolving credit agreement ($90 million of which was drawn), the reduction of interest expense associated with the repayment of all of the then-outstanding principal amount of our term loan and expenses relating to the termination of our interest rate swaps at the time of the financing transaction. As they relate to this offering, these pro forma adjustments represent the elimination of interest expense associated with the $90.0 million of principal amount drawn under Artisan Partners Holdings’ revolving credit facility, which will be repaid with a portion of the net proceeds of this offering. In addition, $0.8 million of loss on debt extinguishment and $0.8 million of other debt financing expenses that occurred as a result of the debt financing transaction are eliminated.

(e) Represents the impact of foreign, U.S. federal and U.S. state income taxes that Artisan Partners Asset Management will incur as a C-corporation on the pass through of income from Artisan Partners Holdings to the corporation for its allocable portion of the income of Artisan Partners Holdings. Our business was historically organized as a partnership and was not subject to U.S. federal and certain U.S. state income taxes.

The provision for income taxes from operations differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

	Reorganization		Offering
Federal Statutory Rate	$42.7	35.0%	$43.1	35.0%
Non-deductible share-based compensation	1.1	0.9%	5.5	4.5%
Rate benefit from the flow through entity	(41.0)	(33.6%)	(35.1)	(28.5%)
Other	1.2	1.0%	1.4	1.1%

Provision for income taxes/Effective Tax Rate	$4.0	3.3%	$14.9	12.1%

Our effective tax rate includes a rate benefit attributable to the fact that, after this offering, approximately 79.6% of Artisan Partners Holdings’ earnings will not be subject to corporate level taxes. This favorable impact is partially offset by the impact of certain permanent items, primarily attributable to certain compensation related expenses that are not deductible for tax purposes. Absent these items, the pro forma effective tax rate, on the portion of income owned by the corporation, would be 35.5%.

(f) The common and preferred units owned by the partners (other than Artisan Partners Asset Management) of Artisan Partners Holdings will be considered noncontrolling interests for financial accounting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma income of Artisan Partners Holdings owned by those partners (95.7% on a pro forma basis after the reorganization transactions and 79.6% after the offering).

     The pro forma net income attributable to noncontrolling interest is computed as follows:

	Reorganization	Offering
Income before income taxes	$121.9	$123.2
Less: Noncontrolling Interest Attributable to Artisan Partners Launch Equity Fund	(8.8)	(8.8)
Plus: Direct Expenses of Artisan Partners Asset Management, Inc.	—	0.5

Net Income of Artisan Partners Holdings	113.1	114.9
Noncontrolling Interest % held by partners of Artisan Partners Holdings	95.7%	79.6%

Noncontrolling Interest attributable to Artisan Partners Holdings partners	108.3	91.5
Noncontrolling interest attributable to Artisan Partners Launch Equity Fund	8.8	8.8

Net Income Attributable to Noncontrolling Interests	$117.1	$100.3

(g) The pro forma basic and diluted net income per share calculations include 3,214,286 shares assumed to be sold in this offering for which the proceeds received from the sale of the shares will be used to pay $90.0 million of the then-outstanding principal amount of any loans under our revolving credit agreement. In addition, the pro forma basic and diluted net income per share calculations include 8,277,255 shares assumed to be sold in this offering to give effect to distributions paid to limited partners of Artisan Partners Holdings in 2012 and at the time of this offering, to the extent that the distributions exceeded earnings during such period. As the number of shares required to pay historical distributions during 2012 and distributions in connection with this offering and debt repayment in connection with this offering exceeds the number of Class A common shares being offered, the total number of Class A common shares that are being offered are included in the denominator of pro forma earnings per share. In addition, we will issue 17,855 restricted stock units to our non-employee directors, all of which will vest immediately and are included in the shares used to calculate pro forma basic and diluted earnings per share. Refer to footnote (c) above for additional information on this annual award.

     The net income attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transaction is reduced by $ 1.4 million of income that is allocated to the convertible preferred stock.

     Income available to Class A common stockholders for purposes of net income per share after giving effect to the reorganization and the offering can be derived as follows:

	Artisan Partners	Class A Common Stockholders	Convertible Preferred Stockholders
	Asset Management Pro Forma
	(dollars in millions, except per share amounts)
Income from continuing operations before nonrecurring charges directly attributable to the transaction	$108.3
Less: Net income attributable to noncontrolling interests	100.3

Net income attributable Artisan Partners Asset Management before nonrecurring charges directly attributable to the transaction	8.0	8.0	8.0
Ownership of Artisan Partners Asset Management		82%	18%

Income available to Class A common stockholders and convertible preferred stockholders		6.6	1.4
Shares used in basic and diluted net income per share		11,509,396
Basic and diluted net income per share attributable to Artisan Partners Asset Management Class A common stockholders before nonrecurring charges directly attributable to the transaction		$0.57

(h) In connection with the reorganization transactions and this offering, we will incur nonrecurring charges of $272.1 million as of December 31, 2012 ($280.4 million estimated at the close of this offering) as a result of the modification of our Class B awards, as further discussed in footnote (b) above. In addition, we will make bonus payments aggregating approximately $56.8 million to certain of our portfolio managers in connection with this offering and incur compensation expense aggregating $20.5 million representing reallocated distributions of profits, as further discussed in footnote (j) to the Unaudited Pro Forma Consolidated Statement of Financial Condition. In addition, as discussed in footnote (a) above, we will incur approximately $64.1 of expense associated with distributions on Class B liability awards that we will pay to our Class B limited partners as part of the reorganization transactions. Also as part of the reorganization transactions we will amend the Class B grant agreements to eliminate the cash redemption feature and distributions to our Class B limited partners will no longer be recorded as compensation expense. We have not included the impact of these charges in the pro forma consolidated statement of operations because the adjustments only occur in the year of this offering and not thereafter.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION As of December 31, 2012

	Artisan Partners Holdings Actual	Reorganization and Other Pro Forma Adjustments	As Adjusted Before Offering	Offering	Artisan Partners Asset Management Pro Forma
	(dollars in millions)
Assets
Cash and cash equivalents	$141.2	$(100.9)(a)	$40.3	$(61.3)(a)	$63.4
				298.3(g) (90.0)(h) (67.1)(i) (56.8)(j)
Cash and cash equivalents of consolidated investment products	10.2	—	10.2	—	10.2
Accounts receivable	46.0	—	46.0	—	46.0
Accounts receivable of consolidated investment products	10.6		10.6		10.6
Investment securities	15.2	—	15.2	—	15.2
Investment securities of consolidated investment products	46.2	—	46.2	—	46.2
Prepaid expenses	3.9	—	3.9	—	3.9
Property and equipment, net	8.8	—	8.8	—	8.8
Deferred tax assets	—	0.9(b)	26.2	7.0(b)	65.1
		25.3(b)		31.9(b)
Restricted cash	1.2	—	1.2	—	1.2
Other	4.3	—	4.3	(1.2)(g)	3.1

Total assets	$287.6	$(74.7)	$212.9	$60.8	$273.7

Liabilities and stockholders’ equity (deficit)
Accounts payable, accrued expenses, and other liabilities	17.4	—	17.4	—	17.4
Accrued incentive compensation	7.3	—	7.3	—	7.3
Amounts payable under tax receivable agreements	—	21.5(b)	21.5	27.1(b)	48.6
Deferred lease obligations	3.6	—	3.6	—	3.6
Long-term debt	290.0	—	290.0	(90.0)(h)	200.0
Class B liability awards	225.2	(225.2)(c)	—	—	—
Contingent value right liability	—	58.9(d)	58.9	—	58.9
Class B redemptions payable	29.3	—	29.3	—	29.3
Payables of consolidated investment products	10.7	—	10.7	—	10.7
Securities sold, not yet purchased of consolidated investment products	19.6	—	19.6	—	19.6

Total liabilities	603.1	(144.8)	458.3	(62.9)	395.4
Temporary equity—Redeemable preferred units	357.2	(357.2)(d)	—	—	—
Partners’/Stockholders’ permanent equity (deficit)
Partners’ deficit	(711.4)	711.4(e)	—	—	—
Common stock
Class A common stock	—	—	—	0.1(g)	0.1
Class B common stock	—	0.3(e)	0.3	—	0.3
Class C common stock	—	0.3(e)	0.3	—	0.3
Convertible preferred stock	—	73.9(e)	73.9	—	73.9
Additional paid-in capital	—	4.7(b)	738.8	11.8(b)	810.1
		497.3(c)		(190.9)(f)
		298.3(d)		297.0(g)
		(422.2)(e)		(67.1)(i)
		360.7(f)		20.5(j)

Retained earnings (deficit)	—	(100.9)(a)	(736.7)	(61.3)(a)	(875.3)
		(272.1)(c)		(77.3)(j)
		(363.7)(e)
Accumulated other comprehensive income (loss)	2.0	—	2.0	—	2.0

Total partners’/stockholders’ permanent equity (deficit)	(709.4)	788.0	78.6	(67.2)	11.4

Noncontrolling interest	36.7	(360.7)(f)	(324.0)	190.9(f)	(133.1)
Total equity (deficit)	(672.7)	427.3	(245.4)	123.7	(121.7)

Total liabilities, temporary equity and permanent equity (deficit)	$287.6	$(74.7)	$212.9	$60.8	$273.7

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition

As of December 31, 2012

(a) Represents a distribution by Artisan Partners Holdings to its pre-offering partners of retained profits in the aggregate amount of $162.2 million.

We calculate retained profits as net income, excluding equity-based compensation expenses, cumulative distributions paid and debt principal payments. The aggregate amount includes retained profits of $188.9 million as of December 31, 2012 and an estimated additional amount representing undistributed profits through March 11, 2013, the estimated closing date of this offering, offset by estimated distribution payments to be made after December 31, 2012 and prior to the estimated offering closing date, not including the distributions in connection with this offering. The actual amount of the total distribution will vary depending on the actual closing date of the offering.

In these pro forma financial statements, the distribution of retained profits consists of a distribution to the pre-offering partners of approximately $162.2 million, $60.9 million of which was paid in January 2013 and $40.0 million that will be paid in connection with the reorganization transactions immediately before the closing of this offering, and a second distribution of approximately $61.3 million after the closing of this offering. The second distribution will be funded with a portion of the net proceeds from this offering. The actual amount of the second distribution will be an estimate of our undistributed profits through the closing date of this offering and will be equal to (i) our actual undistributed profits as of the most recent month-end for which the information is available (the “baseline month”), less (ii) the aggregate amount of any distributions of profits or redemption payments made since the end of the baseline month, plus (iii) an estimate of our undistributed profits from the end of the baseline month through the date of the closing of this offering (the “estimate period”) which estimate will be calculated as: (x) our average daily assets under management during the estimate period multiplied by our weighted average annualized fee rate for the baseline month, multiplied by (y) the product of (A) January 2013 net income margin adjusted to exclude equity-based compensation expense, and include other adjustments as necessary to normalize the margin for items that may not be indicative of the estimate period and (B) the number of days in the estimate period divided by 365, minus (z) $56.8 million bonus expense to be paid to certain portfolio managers prior to the closing of the offering.

(b) Reflects the recognition of deferred tax assets resulting from (i) our status, following the reorganization transactions, as a C-corporation, (ii) the H&F Corp Merger, (iii) our purchase of Class A common units from certain of our initial outside investors and (iv) the recognition of tax liabilities related to our tax receivable agreements.

Under the tax receivable agreement associated with the H&F Corp Merger, we generally will be required to pay to the holder of convertible preferred stock issued as consideration for the H&F Corp Merger 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize as a result of the tax attributes of the units we acquire in the merger. Under the tax receivable agreement associated with the exchange of partnership units for Class A common stock or convertible preferred stock, we will be required to pay to each holder of limited partnership units of Artisan Partners Holdings 85% of the applicable cash savings, if any, in U.S. federal and state income tax that we actually realize as a result of certain tax attributes of units exchanged by such holder or that are created as a result of such exchanges.

The pro forma deferred tax asset adjustment is based on an assumed initial public offering price per share of $28.00 (the midpoint of the price range set forth on the cover of this prospectus) and an incremental tax rate of 35.5%. The pro forma adjustment for the amounts payable under the tax receivable agreements represents 85% of the assets subject to the tax receivable agreements. The net deferred tax asset is shown as an increase to paid-in capital within the pro forma statement of financial condition. Any payments made under the tax receivable agreements may give rise to additional tax benefits and additional potential payments under the tax receivable agreements.

The deferred tax asset relating to, and the amount payable under, the tax receivable agreement related to the H&F Corp Merger are $25.3 million and $21.5 million, respectively. The deferred tax asset relating to, and the amount payable under, the tax receivable agreement related to the exchange of partnership units into Class A common stock are $31.9 million and $27.1 million, respectively, assuming an initial public offering price of $28.00 per share of our Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and our purchase of approximately 2,562,970 Class A common units. The computation of the deferred tax asset takes into account additional tax benefits and additional potential payments triggered by payments made under the tax receivable agreements.

In determining the future realization of the potential tax benefits associated with the H&F Corp Merger and our purchase of Class A common units, we have assumed our future taxable income remains consistent with our actual results for the fiscal year ended December 31, 2011. As such, we assumed no growth in assets under management and projected that we will be able to fully realize the potential tax benefits of both transactions.

The computation of the total deferred tax benefit is as follows:

Amount
(dollars in millions)
Total 743(b) gain associated with the purchase of approximately 2,562,970 Class A common units of Artisan Partners Holdings	$85.0
Plus: Imputed Interest	4.9

Total tax benefit	89.9
Assumed future effective tax rate	35.5%

Tax deduction associated with the purchase of Class A common units of Artisan Partners Holdings	31.9

Total 743(b) gain associated with the H&F Corp Merger, net of net operating loss utilized	68.3
Plus: Imputed Interest	3.0

Total tax benefit	71.3
Assumed future effective tax rate	35.5%

Tax deduction associated with the H&F Corp Merger	25.3

Additional deferred tax assets	7.9

Total deferred tax asset	$65.1

We compute the tax receivable agreement deferred tax asset by applying IRC Section 743(b) and the corresponding treasury regulations. The 743(b) rules determine the amount of our amortizable tax basis step-up generated by a partner’s exchange of partnership units for Class A common stock or convertible preferred stock. The step-up is generally equal to exchange proceeds less the exchanging partner’s basis in the underlying partnership units. Proceeds typically equal the fair market value of the stock exchanged (at an assumed initial public offering price of $28.00 per share multiplied by the number of shares) plus any partnership debt associated with the partnership units exchanged. A partner’s basis in the partnership units is typically equal to the purchase price of the partnership units, if any, plus or minus other adjustments over time. Additional deferred tax assets included above reflect tax deduction timing differences including bonus payments, fixed asset depreciation, historical IRS Section 734(b) basis adjustments and other items. A net increase to additional paid-in capital is recorded for 15% of the realizable tax benefits resulting from the tax receivable agreement relating to the H&F Corp Merger and the tax receivable agreement relating to the exchange of partnership units in the amount of $3.8 million and $4.8 million, respectively. In addition, a net increase to additional paid-in capital is recorded for the additional deferred tax assets of $0.9 million and $7.0 million, relating to the reorganization and this offering respectively.

We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from future taxable exchanges of partnership units by limited partners of Artisan Partners Holdings for shares of our Class A common stock or convertible preferred stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. We expect to record the estimated amount of the increase in deferred tax assets, net of any valuation allowance, directly in paid-in capital, offset by the liability for the expected amount we will pay the limited partners who have exchanged partnership units under the tax receivable agreement (85% of the actual reduction in tax payments), estimated using assumptions consistent with those used in estimating the net deferred tax assets. Therefore, at the date of an exchange of partnership units for shares of our Class A common stock or convertible preferred stock, the net effect of the accounting for income taxes and the tax receivable agreement on our financial statements will be a net increase to paid-in capital of 15% of the estimated realizable tax benefit. The effect of subsequent changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of changes in enacted tax rates and in applicable tax laws will be included in net income. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable payments from these tax attributes. Future deferred tax assets or amounts payable by us resulting from either of the tax receivable agreements discussed above would be in addition to amounts related to the reorganization transactions.

(c) As discussed in the notes to the Unaudited Pro Forma Consolidated Statement of Operations, as part of the reorganization transactions we will amend the Class B grant agreements, resulting in, among other things, the elimination of the redemption feature associated with the Class B common units. This adjustment represents the elimination of the $225.2 million liability associated with the redemption feature.

As part of the reorganization transactions, we will also recognize a one-time expense of $272.1 million as of December 31, 2012 ($280.4 million at the close of the offering) as a result of the modification of these Class B awards based on the difference between the carrying value of the liability associated with the vested Class B common units immediately prior to the offering and the value based on the initial public offering price per share of Class A common stock. This adjustment reflects the impact on retained earnings of the additional compensation expense. This one-time expense results in an increase in the redemption liability associated with the Class B common units. As a result of the amendment of the Class B grant agreements, this increase in the liability is eliminated. The impact of the one-time expense of $272.1 million and the reversal of the historical liability of $225.2 million results in an increase to additional paid-in capital of $497.3 million.

(d) As part of the reorganization transactions, the terms of the preferred units will be modified to eliminate the put right of the H&F holders. Artisan Partners Holdings will issue partnership CVRs to the H&F holders in order to compensate the H&F holders for the loss of the put right. In conjunction with the H&F Corp Merger, Artisan Partners Asset Management will receive preferred units and partnership CVRs and will issue to the H&F holders convertible preferred stock and public company CVRs. The convertible preferred stock and public company CVRs issued by Artisan Partners Asset Management will be recorded at the carryover basis of the preferred units and partnership CVRs originally held by the H&F holders. The convertible preferred stock will be classified in permanent equity and the preferred units will be classified in permanent equity as non-controlling interest, as discussed further in footnote (f) below.

The carryover basis amount allocated to the convertible preferred stock and the preferred units of Artisan Partners Holding is calculated as follows:

Temporary equity — Redeemable preferred units	$357.2
Less: Change in fair value of preferred units due to modification (Contingent Value Right)	58.9

Total carryover basis of the preferred units	298.3
Percent attributable to H&F Corp Merger	24.8%

Amount allocated to Convertible Preferred Stock at carryover basis	$73.9
Amount allocated to preferred units of Artisan Partners Holdings at carryover basis	$224.4

The terms of the CVRs are discussed under “Offering Transactions—Contingent Value Rights”. The CVRs will be accounted for as derivative liabilities under ASC 815 and therefore will be recorded on our Statement of Financial Position at fair value. Changes in the fair value each period will be recorded in our earnings.

The estimated initial fair value of the CVRs was determined using a put option pricing model. The model factors include upper and lower barriers based on the price of our Class A common stock, the maximum payment on the CVRs of $100.0 million and the CVR test date of July 3, 2016. Material assumptions include volatility of the underlying Class A common stock of 40%, expected dividend yield of the underlying Class A common stock of 6.0% and a discount rate of 5.0%. The fair value of the CVRs is an estimate of our initial liability with respect to the CVRs. This value will change over time as assumptions utilized in the model change.

(e) As a C-Corporation, we will no longer record a partners’ deficit in the Statement of Financial Condition. To reflect the C-Corporation structure of our equity, we will separately present the value of our capital stock, additional paid-in capital and retained earnings.

The portion of partners’ deficit reclassified to Class B common stock and Class C common stock represents the par value and convertible preferred stock represents the value at carryover basis of the following shares issued as part of the reorganization transactions:

26,271,120 shares of Class B common stock, par value $0.01 per share, issued to the holders of Class B common units of Artisan Partners Holdings;

28,600,496 shares of Class C common stock, par value $0.01 per share, issued to the holders of Class A common units, Class D common units and preferred units of Artisan Partners Holdings; and

2,565,463 shares of convertible preferred stock, par value $0.01 per share, issued in the H&F Corp Merger at carryover basis. See footnote (d) above for additional information on the carryover basis.

The portion of the reclassification of partners’ deficit associated with additional paid-in capital was estimated by taking the permanent capital contributions we have received of $4.7 million less the purchase price of limited partnership interests from our non-employee partners of $426.3 million and the $0.6 million attributed to the par value of the common stock.

The portion of the reclassification of partners’ deficit associated with retained earnings of $363.7 million represents cumulative earnings less the purchase price of limited partnership interests from employee-partners and cumulative distributions paid and was calculated by taking the historical partners’ deficit of ($711.4) million less the $0.6 million attributed to the par value of the common stock, $73.9 million attributed to the carryover basis of the convertible preferred stock and the ($422.2) million attributed to paid-in capital.

(f) The common and preferred units owned by the limited partners of Artisan Partners Holdings will be considered noncontrolling interests for financial accounting purposes. The amount allocated to noncontrolling interests after the offering represents the proportional interest in the pro forma net assets of Artisan Partners Holdings owned by the common unit holders and the carryover basis of the preferred units.

The pro forma balance of noncontrolling interest was derived as shown in the table below. Pro forma equity of Artisan Partners Holdings reflects a deficit. This deficit has not been allocated to the holders of preferred units or convertible preferred stock. Accordingly, the deficit is allocated only to the holders of common units of Artisan Partners Holdings and Class A common stock of Artisan Partners Asset Management.

	As Adjusted Before Offering	As Adjusted After Offering
Historical deficit of Artisan Partners Holdings	$(709.4)	$(709.4)
Pro forma adjustments relating to Artisan Partners Holdings(1)(2)	124.3	236.2

Pro Forma deficit of Artisan Partners Holdings	(585.1)	(473.2)
Noncontrolling Interest % held by common unit holders of Artisan Partners Holdings	100.0%	83.3%(3)

Noncontrolling Interest held by common unit holders of Artisan Partners Holdings	(585.1)	(394.2)
Noncontrolling Interest attributable to preferred unit holders(4)	224.4	224.4

Noncontrolling Interest Pro Forma Adjustment	(360.7)	(169.8)
Noncontrolling interest attributable to Artisan Partners Launch Equity Fund	36.7	36.7

Total Noncontrolling Interest	$(324.0)	$(133.1)

(1) Pro forma as adjusted before offering adjustments include amounts of ($100.9 million), ($272.1 million) and $497.3 million, aggregating $124.3 million, as discussed in footnotes (a) and (c) above.

(2) Pro forma as adjusted after offering adjustments include the amounts provided in footnote (1) above and ($61.3 million), $297.0 million, $0.1 million, ($67.1 million) and ($56.8 million), aggregating $236.2 million, as discussed in footnotes (a), (g), (i) and (j).

(3) Includes 3.7% ownership held by convertible preferred stockholders.

(4) Refer to footnote (d) above for additional information on the carryover basis of the preferred units and convertible preferred stock.

(g) Represents the issuance of 11,491,541 shares of our Class A common stock, par value $0.01 per share, including (i) the par value of the Class A common stock, (ii) the additional paid in capital representing the gross proceeds less the amount attributable to the par value and (iii) the deduction from additional paid in capital of $20.9 million related to the underwriting discount and $3.7 million of estimated expenses, of which $1.2 million have been previously incurred that we had capitalized and included in Other Assets on our Statement of Financial Position. The gross proceeds are based on an assumed initial public offering price of $28.00 per share (the midpoint of the range set forth on the cover of this prospectus).

(h) Represents the repayment of $90.0 million of indebtedness outstanding under Artisan Partners Holdings’ revolving credit agreement with a portion of the net proceeds of this offering.

(i) Represents our purchase of approximately 2,562,970 Class A common units of Artisan Partners Holdings with a portion of the net proceeds of this offering (net of $4.7 million related to the underwriting discount). The Class A common units so purchased by us will immediately be reclassified as GP units.

(j) Represents payments of bonuses aggregating approximately $56.8 million to certain of our portfolio managers in connection with this offering. In addition, as described under “Our Structure and Reorganization—Offering Transactions—Amended and Restated Limited Partnership Agreement of Artisan Partners Holdings—Economic Rights of Partners”, the first $20.5 million of profits after this offering otherwise allocable and distributable, in the aggregate, to our pre-IPO non-employee partners will instead be allocated and distributed to certain of our employee-partners. We will incur compensation expense totaling $20.5 million representing these re-allocated distributions of profits. We have not included the impact of these charges in the pro forma consolidated statement of operations because the adjustments only occur in the year of the offering and not thereafter.